EXHIBIT (A)(17)


                                                           October 23, 1998

 Not for release, publication or distribution in or into Canada, Australia or Japan.

                         MARSH & MCLENNAN COMPANIES, INC.

                            RECOMMENDED CASH OFFERS

                                       FOR

                               SEDGWICK GROUP PLC

                 CLEARANCE RECEIVED FROM EUROPEAN COMMISSION AND
           RESERVATION OF THE RIGHT TO REDUCE THE ACCEPTANCE CONDITION

 Marsh & McLennan Companies, Inc. and Sedgwick Group plc announced today that the European Commission has approved their proposed merger.

 The consummation of the Offers remains subject to the satisfaction of certain other conditions, including obtaining certain outstanding regulatory consents, which Marsh & McLennan and Sedgwick believe will be satisfied within the existing bid timetable. As previously announced, the acceptance period has been extended to 1.00 p.m. (London time), 8.00 a.m. (New York City time) on November 3, 1998.

 The European Commission's approval follows clearance for the merger from the United States Federal Trade Commission, announced on October 16, 1998. These regulatory approvals were welcomed by A.J.C. Smith, chairman and chief executive officer of Marsh & McLennan Companies. "We believe that the merger with Sedgwick offers substantial benefits for our clients, our shareholders and our employees", he said. "We are looking forward to realising these benefits."

 In addition, Marsh & McLennan hereby gives notice that it reserves the right to reduce the percentage of Sedgwick Securities required to satisfy the Acceptance Condition to not less than 50.1 per cent. in nominal value of Sedgwick Securities to which the Ordinary Offer relates. Any such reduction of the percentage of Sedgwick Securities required to satisfy the Acceptance Condition would not be effected before November 2, 1998. Although such reduction in the percentage of Sedgwick Securities required to satisfy the Acceptance Condition is possible on or after such date, Marsh & McLennan need not declare its actual intentions until it is required to do so under The City Code on Takeovers and Mergers.

 There may be no further announcement concerning Marsh & McLennan's right to reduce the percentage of Sedgwick Securities required to satisfy the Acceptance Condition. Any such reduction in the percentage of Sedgwick Securities required to satisfy the Acceptance Condition, once all other conditions to the Ordinary Offer have been fulfilled, satisfied or, where permitted, waived, could result in the Ordinary Offer being declared wholly unconditional and the consequent termination of withdrawal rights. Accordingly, holders of Sedgwick Securities who have already accepted the Ordinary Offer but whose willingness to accept would be affected if the percentage of Sedgwick Securities required to satisfy the Acceptance Condition were reduced to a level lower than 90 per cent. may wish to consider withdrawing their acceptances now.

 Sedgwick Group plc is the London-based holding company of one of the world's leading insurance, reinsurance and consulting groups. This group provides insurance and reinsurance broking services, risk consulting, employee benefits consulting and related financial services from more than 290 offices in 70 countries.

 Marsh & McLennan Companies is a professional services firm providing risk and insurance services, investment management and consulting. More than 36,000 employees worldwide provide analysis, advice and transactional capabilities to clients in over 100 countries. Marsh & McLennan Companies' stock (ticker symbol: MMC) is listed on the New York, Chicago, Pacific and London stock exchanges. Its Web site address is www.marshmac.com.

 Contact:

 Marsh & McLennan
 Barbara Perlmutter                 +1 212 345 5585

 Kekst & Company                    +1 212 521 4800
 Jim Fingeroth
 Michael Freitag

 Brunswick                          +44 171 404 5959
 Alison Hogan

 Sedgwick                           +44 171 377 3456
 Julia Fish

 J.P. Morgan, Donaldson, Lufkin & Jenrette and Cazenove, which are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Marsh & McLennan and for no one else in connection with the Offers and will not be responsible to anyone other than Marsh & McLennan for providing the protections afforded to their respective customers nor for giving advice in relation to the Offers.

 The Offers are not being made, directly or indirectly, in or into, Canada, Australia or Japan. Accordingly, neither copies of this announcement nor any related offering documents are to be mailed or otherwise distributed or sent in or into Canada, Australia or Japan.

 Terms defined in the offer document dated September 4, 1998 have the same meaning in this announcement unless the context requires otherwise.